UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

THOR INDUSTRIES, INC.
(Name of Issuer)
Common Stock, $0.10 Par Value
(Title of Class of Securities)
885160101
(CUSIP Number)
Charles Nathan
Latham & Watkins LLP
885 Third Avenue
New York, NY 10022
(212) 906-1200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 12, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	885160101

1	NAMES OF REPORTING PERSONS Estate of Wade F. B. Thompson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	n/a

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		7,473,470

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,473,470

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,473,470

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 2 of 7 Pages

CUSIP No.	885160101

1	NAMES OF REPORTING PERSONS Angela E. Thompson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	n/a

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,473,470

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		7,473,470

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,473,470

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 3 of 7 Pages

CUSIP No.	885160101

1	NAMES OF REPORTING PERSONS Alan Siegel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	n/a

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		2,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,473,470

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,000

WITH	10	SHARED DISPOSITIVE POWER

		7,473,470

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,475,470

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 4 of 7 Pages

CUSIP No.	885160101
Item 4. Purpose of Transaction
The Reporting Persons do not have any current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D, other than distributing the Shares to the beneficiaries of the Estate in accordance with the terms of Wade F. B. Thompson’s will.
Item 5. Interest in Securities of the Issuer
(a) As of May 31, 2011, the number of Shares outstanding was approximately 55,840,010. As of the date hereof, the Estate and Ms. Thompson may be deemed the beneficial owners of 7,473,470 Shares (approximately 13.4% of the total number of Shares outstanding). As of the date hereof, Mr. Siegel may be deemed the beneficial owner of 7,475,470 Shares (approximately 13.4% of the total number of Shares outstanding), consisting of (i) 7,473,470 Shares held by the Estate and (ii) 2,000 Shares issuable upon exercise of stock options held by Mr. Siegel.
(b) As of the date hereof, (i) the Estate may be deemed to have the sole power to direct the voting and disposition of 7,473,470 Shares, (ii) Mrs. Thompson and Mr. Siegel may be deemed to have the shared power to direct the voting and disposition of 7,473,470 Shares, and (iii) Mr. Siegel may be deemed to have the sole power to direct the voting and disposition of 2,000 Shares.
(c) The transactions in the Common Stock that were effected by the Reporting Persons during the past 60 days were the following:
(i) Sale by the Estate of 1,000,000 shares to the Issuer at $20.00 per share on August 12, 2011.
(d) Not applicable.
(e) Not applicable.
Item 7. Materials to be Filed as Exhibits
(a) The information set forth in the Exhibit Index is incorporated herein by reference.

Page 5 of 7 Pages

CUSIP No.	885160101
SIGNATURE
After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 16, 2011	ESTATE OF WADE F. B. THOMPSON
/s/ Angela E. Thompson
Name: Angela E. Thompson
Title: Co-Executor

/s/ Alan Siegel
Name: Alan Siegel
Title: Co-Executor

Date: August 16, 2011

ANGELA E. THOMPSON
/s/ Angela E. Thompson

Date: August 16, 2011

ALAN SIEGEL
/s/ Alan Siegel

Page 6 of 7 Pages

CUSIP No.	885160101
EXHIBIT INDEX
A.	Repurchase Agreement, dated as of August 12, 2011, by and and between Thor Industries, Inc. and the Estate of Wade F. B. Thompson.
B.	Joint Filing Agreement, dated as of December 3, 2009, by and among the Estate of Wade F. B. Thompson, Angela E. Thompson and Alan Siegel.

Page 7 of 7 Pages

EXHIBIT A
[REPURCHASE AGREEMENT]

REPURCHASE AGREEMENT
This REPURCHASE AGREEMENT (this “Agreement” is made and entered into as of August 12, 2011 by and between Thor Industries, Inc., a Delaware corporation (the “Company”), and the Estate of Wade F. B. Thompson (“Stockholder”).
RECITALS
WHEREAS, Stockholder is the owner of record and beneficially of more than 8,000,000 shares of common Stock, $0.10 par value, of the Company (the “Common Stock”); and
WHEREAS, in order to further a plan to diversify Stockholder’s investment holdings, Stockholder desires to sell to the Company, and the Company is willing to purchase from Stockholder, 1,000,000 shares (the “Repurchased Shares”) of Common Stock at $20,00 per share, for an aggregate purchase price of $20,000,000.00 (the “Aggregate Cash Consideration”), subject to the terms and conditions set forth in this Agreement.
AGREEMENT
NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, the parties hereto agree as follows:
1. Repurchase. Subject to the terms and conditions set forth in this Agreement, Stockholder hereby sells, assigns, transfers, conveys and delivers all its right, title and interest in and to the Repurchased Shares to the Company free and clear of all liens, encumbrances, pledges, options, warrants, rights of first refusal, claims, charges, restrictions or claims or rights of third parties of any kind or nature (collectively, “Liens”). The Company hereby purchases and accepts delivery of the Repurchased Shares in exchange for the payment of the Aggregate Cash Consideration. Stockholder hereby acknowledges and agrees that receipt of the Aggregate Cash Consideration shall constitute complete satisfaction of all obligations or any other sums due to such Stockholder with respect to the purchase of the Repurchased Shares.
2. Closing. The closing of the purchase provided for herein (the “Closing”) shall take place at the offices of the Estate of Wade F. B. Thompson located at 230 Park Avenue, Suite 1541, New York, New York 10169 on the date hereof (or at such other place upon which the parties hereto may mutually agree). At the Closing, the following shall occur:
a. Stockholder Deliveries. Stockholder shall surrender to the Company the stock certificates (if any) representing the Repurchased Shares owned by Stockholder and shall deliver all other documents and instruments reasonably necessary for the transfer of the Repurchased Shares to the Company, including an appropriate stock power, duly endorsed in blank, With respect to the Repurchased Shares that are to be delivered through the facilities of The Depository Trust Company that are credited to or otherwise held in a securities account maintained by Stockholder, Stockholder shall take such actions necessary to provide appropriate instruction to the relevant financial institution or other entity with which Stockholder’s account is maintained to effect the transfer of the Repurchased Shares from Stockholder’s account to an account at a financial institution designated by the Company for the receipt of the Repurchased Shares so transferred. In connection with any account to which the Repurchased Shares are credited or otherwise held, Stockholder shall execute and deliver such other and further documents or instruments necessary, in the reasonable opinion of the Company, to effect a legally valid transfer to the Company hereunder.

b. Company Deliveries. The Company shall deliver to Stockholder the Aggregate Cash Consideration by wire transfer of immediately available funds to an account designated in writing by Stockholder to the Company prior to the Closing.
3. No Further Ownership Interest. From and After the Closing, Stockholder shall have no further right or title to or interest in the Repurchased Shares or any dividends, distributions, equity interests or other rights in respect thereof.
4. Representations and Warranties of Stockholder. Stockholder represents and warrants to the Company as follows:
a. Title to Shares. Stockholder owns good and marketable title to and is the record and beneficial owner of the Repurchased Shares and such Repurchased Shares are free and clear of all Liens. Except for this Agreement, Stockholder has not entered into or agreed to bo bound by any other arrangements or agreements of any kind with any other person or entity with respect to the Repurchased Shares, including, but not limited to, arrangements or agreements with respect to the acquisition or disposition thereof or any interest therein or the voting of any such Repurchased Shares.
b. Authority; Binding Effect. Stockholder has all requisite power and authority and has taken all necessary action required for the due authorization, execution, delivery and performance by Stockholder of this Agreement and the consummation of the transactions contemplated herein. This Agreement is a legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws relating to or affecting enforcement of creditors’ rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).
c. Governmental Authorization; Third Party Consent. No approval, consent, compliance, exemption, authorization, or other action by or notice to, or filing with, any governmental authority or any other person or entity in respect of any requirements of law or otherwise is necessary or required by Stockholder in connection with the execution, delivery or performance by Stockholder of this Agreement, except for such approval, consent, compliance, exemption, authorization, or other action which, if not obtained or made, would not reasonably be likely to prevent or materially delay Stockholder from performing its obligations under this Agreement in all material respects.
d. Brokers or Finders. Stockholder has not employed or entered into any agreement with, nor is Stockholder subject to, any valid claim of any broker, finder, consultant, or other intermediary in connection with the transactions contemplated by this Agreement who might be entitled to a fee or commission in connection with such transactions.
e. Legal Proceedings. There are no legal proceedings pending or, to the knowledge of Stockholder, threatened, to which Stockholder is or may be a party, that (a) challenge the validity or enforceability of Stockholder’s obligations under this Agreement or (b) seek to prevent, delay or otherwise would reasonably be expected to materially adversely affect the consummation by Stockholder of the transactions contemplated hereby.
5. Representations and Warranties of the Company. The Company represents and warrants to Stockholder as follows:

2

a. Authority; Binding Effect. The Company is a corporation validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority and has taken all necessary action required for the due authorization, execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated herein. This Agreement is a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws relating to or affecting enforcement of creditors’ rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).
b. No Violation. Neither the execution and delivery of this Agreement by the Company, nor the purchase of the Repurchased Shares owned by Stockholder pursuant to this Agreement, will (i) result in a breach of its organizational documents, (ii) result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any material agreement, lease or other instrument or obligation to which the Company is a party, except for such defaults (or rights of termination, cancellation or acceleration) as to which requisite waivers or consents have been obtained and are in full force and effect or which would not impair the Company’s ability to consummate the transactions contemplated by this Agreement, or (iii) violate any order, Writ, injunction or decree applicable to the Company or any of the Company’s material assets.
c. Governmental Authorization; Third Party Consent. No approval, consent, compliance, exemption, authorization, or other action by or notice to, or filing with, any governmental authority or any other person or entity in respect of any requirements of law or otherwise is necessary or required by the Company in connection with the execution, delivery or performance by the Company of this Agreement, except for such approval, consent, compliance, exemption, authorization, or other action which, if not obtained or made, would not reasonably be likely to prevent or materially delay the Company from performing its obligations under this Agreement in all material respects.
d. Brokers or Finders. The Company has not employed or entered into any Agreement with, nor is the Company subject to, any Valid claim of any broker, finder, consultant, or other intermediary in connection with the transactions contemplated by this Agreement who might be entitled to a fee or commission in connection with such transactions.
e. Exchange Act Reports. The Company’s reports filed with the Securities and Exchange Commission (the “Commission” pursuant to Section 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934, as amended, since August 1, 2008 and any amendment or supplement thereto, did not, when filed with the Commission (or, if amended or supplemented prior to the date of this Agreement, as of the date of Such amendment or supplement), and do not, as of the date hereof, contain on untrue statement of material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.
6. Miscellaneous.
a. Amendment. This Agreement may not be amended or waived in any respect except by a written agreement signed by each of the parties hereto.
b. Survival. Each of the representations, warranties, covenants and agreements contained in this Agreement shall survive the Closing and continue in full force and effect in accordance with its terms, but is subject to all applicable statutes of limitation, statutes of repose and other similar defenses provided in law or equity.

3

c. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and thereof and shall supersede all previous negotiations, commitments, agreements and understandings (both oral and written) with respect to such subject matter.
d. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Agreement by facsimile transmission or electronic image scan shall be effective as delivery of a manually executed counterpart of this Agreement.
e. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.
f. Expenses. Each party shall bear its own expenses and fees in connection with the execution of this Agreement and the consummation of the transactions contemplated hereby.
[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

4

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

THOR INDUSTRIES, INC.
By:	/s/ Peter B. Orthwein
Name: Peter B. Orthwein
Title: Chairman, President & C.E.O.

ESTATE OF WADE F. B. THOMPSON
By:	/s/ Angela E. Thompson
Name: Angela E. Thompson
Title: Co-Executor

By:	/s/ Alan Siegel
Name: Alan Siegel
Title: Co-Executor
[Signature page to Repurchase Agreement]

EXHIBIT B
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Shares, par value $0.10 per share, of Thor Industries, Inc., dated as of December 3, 2009, is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: December 3, 2009	ESTATE OF WADE F. B. THOMPSON
/s/ Angela E. Thompson
Name: Angela E. Thompson
Title: Co-Executor

/s/ Alan Siegel
Name: Alan Siegel
Title: Co-Executor

Date: December 3, 2009	ANGELA E. THOMPSON
/s/ Angela E. Thompson

Date: December 3, 2009	ALAN SIEGEL
/s/ Alan Siegel